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                                June 10, 2024

       Junkoo Kim
       Chief Executive Officer
       WEBTOON Entertainment Inc.
       5700 Wilshire Blvd., Suite 220
       Los Angeles, CA 90036

                                                        Re: WEBTOON
Entertainment Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 31, 2024
                                                            File No. 333-279863

       Dear Junkoo Kim:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed May 31, 2024

       Executive Compensation
       Compensation Actions Taken in 2024, page 215

   1. Based on your disclosure related to compensation actions taken in 2024, please address the following:
                                                            Revise MD&A to
quantify and disclose the expected impact of these actions on future results of
operations. In this regard, we note disclosures on page 100 appear to address the
expected impact of certain historical actions, but it does not appear
                                                             MD&A addresses the
expected impact of the additional actions taken in 2024;
                                                            Explain any
differences between the anticipated IPO stock price range and the fair value estimates
you used for the restricted stock units and stock options granted in
                                                             2024; and
                                                            Tell us what
consideration was given to disclosing these actions as subsequent events in the notes to
the financial statements. In this regard, we note the auditor's consent is dated May 31,
2024.
 Junkoo Kim
WEBTOON Entertainment Inc.
June 10, 2024
Page 2


Audited Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies Basis of Presentation, page F-8

2. We note your response to comment 5 and the revised disclosure on page F-9. Please further explain to us how the Company determined the errors resulting in the revisions to the consolidated statement of cash flows for the year ended December 31, 2023 were not quantitatively material. Refer to SAB Topic 1:M.
Exhibits

3. We note that assumption (ii) of Exhibit 5.1 assumes that "(y) the issuance, sale and delivery of such Share, the terms of such Share and compliance by the Company with the terms of such Share will not violate any applicable law, any agreement or instrument then binding upon the Company or any restriction imposed by any court or governmental body having jurisdiction over the Company." It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts.
         Please ask counsel to support this assumption. Refer to Section II.B.3.a of Staff Legal
         Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameJunkoo Kim                                  Sincerely,
Comapany NameWEBTOON Entertainment Inc.
                                                              Division of
Corporation Finance
June 10, 2024 Page 2                                          Office of
Manufacturing
FirstName LastName